EXHIBIT 12.1

ENTERTAINMENT PROPERTIES TRUST

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	Year Ended December 31,
	2009	2008	2007	2006	2005
Earnings:
Income (loss) before gain on sale of land, equity in income from joint ventures, noncontrolling interests and discontinued operations (1)	$(12,801)	$125,568	$97,503	$80,535	$68,188
Fixed charges	73,390	72,658	61,376	49,092	44,203
Distributions from equity investments	986	2,262	1,239	874	855
Capitalized interest	(600)	(797)	(494)	(100)	(160)

Adjusted Earnings	$60,975	$199,691	$159,624	$130,401	$113,086

Fixed Charges:
Interest expense, net (including amortization of deferred financing fees)	$72,715	$70,951	$60,505	$48,866	$43,749
Interest income	75	910	377	126	294
Capitalized interest	600	797	494	100	160

Total Fixed Charges	$73,390	$72,658	$61,376	$49,092	$44,203

Ratio of Earnings to Fixed Charges	0.8x	2.7x	2.6x	2.7x	2.6x

(1) Earnings before gain on sale of land, equity in income from joint ventures, noncontrolling interests and discontinued operations for the year ended December 31, 2009 includes $42.2 million in impairment charges for properties held and used and $71.0 million in provision for loan losses.